UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 8, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Triangle Pharmaceuticals, Inc.

File No. 000-21589 - CF#25438

Gilead Sciences, Inc. (successor to Triangle Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Triangle Pharmaceuticals, Inc. excluded from the Exhibits to a Form 10-Q filed November 14, 2000.

Based on representations by Gilead Sciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2	through July 21, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel